WOODSIDE

RECEIVED

2004 MAY 18 A 9:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

6 May 2004

04030218

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Algeria Block 401d (RERC-1 & RERW-1), lodged with the Australian Stock Exchange on 5 May 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

5/19

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 5 MAY 2004
10:50AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

ALGERIA BLOCK 401D
RERC-1 & RERW-1

Woodside Energy (Algeria) Pty Ltd, a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Rhourde El Rouni Central-1 (RERC-1) onshore exploration well located in the Rhourde Seghir block 401d, Algeria, was spudded on 2 May 2004. The RERC-1 well is situated in the Berkine Basin, some 900km southeast of the capital, Algiers.

The RERC-1 well is being drilled by drilling contractor Saipem using the National 110 AZ 5893 onshore drilling rig. Planned total depth is approximately 3,370 metres (referenced to the rig rotary table).

Immediately following the RERC-1 well, a second onshore exploration well, RERW-1, is planned to be drilled in block 401d using the same drilling rig and drilling contractor. Planned total depth is approximately 3,240 metres (referenced to the rig rotary table).

The RERC-1 and RERW-1 prospects are located approximately 15km northeast of the ROD oil development, and 25km south of the existing El Borma pipeline.

Woodside's current interest in block 401d is 35%. Other participants are Repsol YPF (Operator, 55%) and Partex Oil and Gas (10%).

The next scheduled report on these wells will be released after completion of drilling operations. Woodside will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.